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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                                      AND

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 12)*

                               ----------------

                                  REXEL, INC.
                           (NAME OF SUBJECT COMPANY)

                           S.C.A. FINANCIERE PINAULT

                                  REXEL S.A.
                  INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   969207109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

      PIERRE CHAREYRE, REXEL S.A., 25 RUE DE CLICHY, 75009 PARIS, FRANCE (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                               ----------------

                                WITH COPIES TO:
     JEAN-FRANCOIS CARRERAS, ESQ.                  DAVID A. KATZ, ESQ.
 SOKOLOW, DUNAUD, MERCADIER & CARRERAS       WACHTELL, LIPTON, ROSEN & KATZ
         50 ROCKEFELLER PLAZA                       51 W. 52ND STREET
     NEW YORK, NEW YORK 10020-1605                 NEW YORK, NY 10019
            (212) 547-5584

                              JOEL A. ADLER, ESQ.
                            MCDERMOTT, WILL & EMERY
                             50 ROCKEFELLER PLAZA
                         NEW YORK, NEW YORK 10020-1605
                                (212) 547-5400

   * This Statement also constitutes Amendment No. 12 to the Statement on
Schedule 13D of Rexel S.A. and others with respect to the Common Stock, par value $1.00 per share, of Rexel, Inc. which may be deemed to be beneficially owned by Rexel S.A.

  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               ----------------

                           CALCULATION OF FILING FEE

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
           TRANSACTION VALUATION*              AMOUNT OF FILING FEE
-------------------------------------------------------------------
                $304,245,000                         $60,849
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
* Calculated by multiplying $22.50, the per share tender offer price, by 12,893,809, the sum of the number of shares of Common Stock sought in the Offer and the 628,000 shares of Common Stock subject to options outstanding as of October 16, 1997.

                               ----------------

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid: _____________

                     Filing Party: _______________________

                     Form or Registration No.: ___________

                     Date Filed: _________________________

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


  Name of Reporting Person S.S. or I.R.S. Identification
  No. Of Person
 1.

  International Technical Distributors, Inc. (64-0740911)
--------------------------------------------------------------------------------

  Check the Appropriate Box if a Member of a Group (See
  Instructions)
 2.                                                                     (a) [X]
                                                                        (b) [_]

--------------------------------------------------------------------------------

 3.
  SEC Use Only
--------------------------------------------------------------------------------

 4.
  Sources of Funds (See Instructions) OO
--------------------------------------------------------------------------------

  Check Box If Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(e) or 2(f)
 5.                                                                      [_]

--------------------------------------------------------------------------------

 6.
  Citizenship or Place of Organization
  New York

--------------------------------------------------------------------------------

 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person
  4,636,994 shares of common stock
--------------------------------------------------------------------------------

 8.
  Check If the Aggregate Amount in Row (7) Excludes Certain              [_]
  Shares (See Instructions)
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row (7)
  Approximately 17.8%, according to the Company's records as of
  September 30, 1997.
--------------------------------------------------------------------------------

10.
  Type of Reporting Person (See Instructions)
  CO

  Name of Reporting Person S.S. or I.R.S. Identification
  No. Of Person
 1.

  Rexel S.A.
  (Foreign entity--No number available)
--------------------------------------------------------------------------------

  Check the Appropriate Box if a Member of a Group (See
  Instructions)
 2.                                                                     (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------

 3.
  SEC Use Only
--------------------------------------------------------------------------------

 4.
  Sources of Funds (See Instructions) OO, BK
--------------------------------------------------------------------------------

  Check Box If Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(e) or 2(f)
 5.                                                                      [_]

--------------------------------------------------------------------------------

 6.
  Citizenship or Place of Organization
  France

--------------------------------------------------------------------------------

 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person
  13,161,481 shares of common stock
--------------------------------------------------------------------------------

 8.
  Check If the Aggregate Amount in Row (7) Excludes Certain              [_]
  Shares (See Instructions)
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row (7)
  Approximately 50.5%, according to the Company's records as of
  September 30, 1997.
--------------------------------------------------------------------------------

10.
  Type of Reporting Person (See Instructions)
  CO

  This Tender Offer Statement on Schedule 14D-1 and Amendment No. 12 to the Statement on Schedule 13D (this "Statement") filed by Rexel S.A., a societe anonyme organized under the laws of the Republic of France ("Parent"), International Technical Distributors, Inc., a New York corporation and a wholly owned subsidiary of Parent ("Purchaser"), S.C.A., Financiere Pinault, the ultimate parent of Parent ("SFP") relates to the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, par value $1.00 per share, of Rexel, Inc., a New York corporation (the "Company") not owned by Parent or Purchaser, at a price of $22.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 23, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase, each as amended or supplemented from time to time, constitute the "Offer"), copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively. Amendment No. 11 to the Statement on Schedule 13D was filed by Francois Pinault ("Pinault") and S.C.A. Financiere Pinault ("SFP"), in addition to the Parent and the Purchaser.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Rexel, Inc., a New York corporation. The address of the Company's principal executive offices is 150 Alhambra Circle, Coral Gables, Florida 33134.

  (b) The exact title of the class of equity securities being sought is shares of common stock, par value $1.00 per share, of the Company ("Common Stock"). The Company has advised Purchaser that, as of September 30, 1997, there were 26,055,290 shares of Common Stock issued and outstanding. The information set forth under "INTRODUCTION" and "THE TENDER OFFER--Section 1. Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

  (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in "THE TENDER OFFER--Section 6. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d) and (g) This Statement is filed by Parent, Purchaser and SFP. The information concerning the name, state or other place of organization, principal business and address of the principal office of Parent, Purchaser and each person controlling Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Parent, Purchaser and SFP is set forth under "INTRODUCTION," "THE TENDER OFFER--Section 8. Certain Information Concerning Parent and Purchaser" and Schedule I of the Offer to Purchase and is incorporated herein by reference.

  (e) and (f) During the last five years, neither Purchaser, Parent, SFP, nor, to the best knowledge of Purchaser, Parent and SFP, any person controlling SFP or any of the persons listed in Schedule I of the Offer to Purchase has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) The information set forth under "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS--The Merger Agreement," "Interests of Certain Persons in the Offer and the Merger" and "THE TENDER OFFER--Section 8. Certain Information Concerning Parent and the Purchaser" in the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth under "INTRODUCTION," "SPECIAL FACTORS-- Background of the Offer," "SPECIAL FACTORS--Purpose and Structure of the Offer; Reasons of Parent and Purchaser for the Offer and Merger," "SPECIAL FACTORS--Plans for the Company; Certain Effects of the Offer," "SPECIAL
FACTORS--The Merger Agreement," "THE TENDER OFFER--Section 7. Certain Information Concerning the Company" and "THE TENDER OFFER--Section 8. Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR CONSIDERATION.

  (a)-(c) The information set forth under "SPECIAL FACTORS--Background of the Offer" and "THE TENDER OFFER--Section 9. Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth under "INTRODUCTION," "SPECIAL FACTORS-- Background of the Offer," "SPECIAL FACTORS--Purpose and Structure of the Offer; Reasons of Parent and Purchaser for the Offer and the Merger," "SPECIAL FACTORS--Plans for the Company; Certain Effects of the Offer," "SPECIAL
FACTORS--The Merger Agreement" and "TENDER OFFER--Section 10. Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth under "SPECIAL FACTORS--Purpose and Structure of the Offer; Reasons of Parent and Purchaser for the Offer and the Merger," "SPECIAL FACTORS--Plans for the Company; Certain Effects of the Offer" and "THE TENDER OFFER--Section 11. Effect of the Offer on the Market for the Shares; the New York Stock Exchange, the Pacific Stock Exchange and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b) The information set forth under "Interests of Certain Persons in the Offer and the Merger" and "THE TENDER OFFER--Section 8. Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS--Purpose and Structure of the Offer; Reasons of Parent and Purchaser for the Offer and the Merger," "SPECIAL FACTORS--Plans for the Company; Certain Effects of the Offer," "SPECIAL FACTORS--The Merger Agreement," "Interests of Certain Persons in the Offer and the Merger-- Beneficial Ownership of Shares" and "THE TENDER OFFER--Section 8. Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer," "SPECIAL FACTORS--Opinion of Wasserstein Perrella & Co." and "THE TENDER OFFER--Section 15. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth under "THE TENDER OFFER--Section 8. Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b) and (c) The information set forth under "THE TENDER OFFER--Section 14. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth under "THE TENDER OFFER--Section 11. Effect of the Offer on the Market for the Shares, the New York Stock Exchange, the Pacific Stock Exchange and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

  (e) The information set forth under "THE TENDER OFFER--Section 14. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Agreement and Plan of Merger, dated as of October 17, 1997, among the Purchaser, the Parent and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Form of Offer to Purchase dated October 23, 1997.

  (a)(2) Form of Letter of Transmittal sent to holders of Shares.

  (a)(3) Form of Notice of Guaranteed Delivery.

  (a)(4) Form of Letter from J.P. Morgan Securities Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

  (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

  (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7) Summary Advertisement as published in The New York Times on October 23, 1997.

  (a)(8) Press Release issued by Parent and Company on October 20, 1997 (incorporated by reference to Exhibit B to Amendment No. 11 to the Schedule 13D of Parent et al. dated October 20, 1997).

  (a)(9) English translation of French-language press release published on October 20, 1997 (incorporated by reference to Exhibit C to Amendment No. 11 to the Schedule 13D of Parent et al. dated October 20, 1997).

  (a)(10) Press Release issued by Parent on August 29, 1997.

  (a)(11) Press Release issued by the Company on August 29, 1997.

  (a)(12) Press Release issued by the Company on October 21, 1997.

  (a)(13) Proposal letter dated August 29, 1997 to Rexel, Inc. from Rexel S.A.

  (a)(14) Proposal letter dated August 29, 1997 to Mr. Guinchard from Rexel
S.A.

  (c)(1) Agreement and Plan of Merger dated as of October 17, 1997, among Purchaser, Parent and Company. (Included as Schedule VI to the Offer to Purchase. See Exhibit (a)(1)).

  (c)(2) Purchase Agreement dated April 22, 1992 among Parent, Purchaser, Company and Southern Electrical Supply Company, Inc. (incorporated by reference to Exhibit 2 to the Initial Statement on Schedule 13D of Parent et al. dated November 25, 1992).

  (c)(3) Investment Agreement dated November 12, 1992 among Parent, Purchaser and Company (incorporated by reference to Exhibit 4 to the Initial Statement on Schedule 13D of Parent et al. dated November 25, 1992).

  (c)(4) Shareholders Agreement dated November 10, 1992 among Parent, Purchaser and Robert M. Merson (incorporated by reference to Exhibit 5 to the Initial Statement on Schedule 13D of Parent et al. dated November 25, 1992).

  (c)(5) Registration Rights Agreement dated November 12, 1992 between Parent and Company (incorporated by reference to Exhibit 6 to the Initial Statement on Schedule 13D of Parent et al. dated November 25, 1992).

  (c)(6) Purchase Agreement dated December 10, 1993 among Parent, Purchaser and Company (incorporated by reference to Exhibit 7 to Amendment No. 2 to
Schedule 13D of Parent et al. dated June 24, 1994).

  (c)(7) Amendment No. 1 to Investment Agreement dated March 1, 1994 among Parent, Purchaser and Company (incorporated by reference to Exhibit 8 to Amendment No. 2 to Schedule 13D of Parent et al. dated June 24, 1994).

  (c)(8) Services Agreement dated as of November 1, 1995 between Parent and Company (incorporated by reference to Exhibit 10.7 to Form 10-K of Company for
1995).

  (c)(9) Form of Stock Option Agreement (incorporated by reference to Exhibit
10.2 to Form 10-K of Company for 1995).

  (d) Not applicable.

  (e) Not applicable.

  (f) Not applicable.

  (g)(1) Complaint Filed in Appleby v. Rexel Inc. et al. (Supreme Court of the State of New York, County of New York, filed August 29, 1997).

  (g)(2) Complaint Filed in 7547 Partners v. Chareyre et al. (Supreme Court of the State of New York, County of New York, filed August 29, 1997).

  (g)(3) Complaint Filed in Parnes v. Rexel S.A. et al. (Supreme Court of the State of New York, County of New York, filed September 2, 1997).

  (g)(4) Complaint Filed in Deital v. Chareyre et al. (Supreme Court of the State of New York, County of New York, filed September 2, 1997).

  (g)(5) Complaint Filed in Shave v. Chareyre et al. (Supreme Court of the State of New York, County of New York, filed September 2, 1997).

  (g)(6) Complaint Filed in Maurer and Rand v. Chareyre (Supreme Court of the State of New York, County of New York, filed September 3, 1997).

  (g)(7) Complaint Filed in Black v. Rexel, Inc. et al. (Supreme Court of the State of New York, County of New York, filed September 4, 1997).

  (g)(8) Complaint Filed in Tepper v. Chareyre et al. (Supreme Court of the State of New York, County of New York, filed September 12, 1997).

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

October 23, 1997

                                          Rexel S.A.

                                           /s/ Alain Redheuil
                                          By: _________________________________
                                            Name: Alain Redheuil
                                            Title: Chairman

                                          International Technical
                                           Distributors, Inc.

                                           /s/ Alain Redheuil
                                          By: _________________________________
                                            Name: Alain Redheuil
                                            Title: President

                                          S.C.A. Financiere Pinault

                                           /s/ Francois Pinault
                                          By: _________________________________
                                            Name: Francois Pinault
                                            Title: Managing General Partner

                                 EXHIBIT INDEX

 EXHIBIT
   NO.   EXHIBIT NAME
 ------- ------------
 (a)(1)  Form of Offer to Purchase dated October 23, 1997.
 (a)(2)  Form of Letter of Transmittal sent to holders of Shares.
 (a)(3)  Form of Notice of Guaranteed Delivery.
 (a)(4)  Form of Letter from J.P. Morgan Securities Inc. to Brokers, Dealers,
         Commercial Banks, Trust Companies and Nominees.
 (a)(5)  Form of Letter from Brokers, Dealers, Commercial Banks, Trust
         Companies and Nominees to Clients.
 (a)(6)  Form of Guidelines for Certification of Taxpayer Identification Number
         on Substitute Form W-9.
 (a)(7)  Summary Advertisement as published in The New York Times on October
         23, 1997.
 (a)(8)  Press Release issued by Parent and Company on October 20, 1997
         (incorporated by reference to Exhibit B to Amendment No. 11 to the
         Schedule 13D of Parent et al. dated October 20, 1997).
 (a)(9)  English translation of French-language press release published on
         October 20, 1997 (incorporated by reference to Exhibit C to Amendment
         No. 11 to the Schedule 13D of Parent et al. dated October 20, 1997).
 (a)(10) Press Release issued by the Parent on August 29, 1997.
 (a)(11) Press Release issued by the Company on August 29, 1997.
 (a)(12) Press Release issue by the Company on October 21, 1997.
 (a)(13) Proposal Letter dated August 29, 1997 to Rexel, Inc. from Rexel S.A.
 (a)(14) Proposal Letter dated August 29, 1997 to Mr. Guinchard from Rexel S.A.
 (b)     Not applicable.
 (c)(1)  Agreement and Plan of Merger dated as of October 17, 1997, among
         Purchaser, Parent and Company. (Included as Schedule VI to the Offer
         to Purchase. See Exhibit (a)(1)).
 (c)(2)  Purchase Agreement dated April 22, 1992 among Parent, Purchaser,
         Company and Southern Electrical Supply Company, Inc. (incorporated by reference to Exhibit 2 to the Initial Statement on Schedule 13D of
         Parent et al. dated November 25, 1992).
 (c)(3)  Investment Agreement dated November 12, 1992 among Parent, Purchaser and Company (incorporated by reference to Exhibit 4 to the Initial
         Statement on Schedule 13D of Parent et al. dated November 25, 1992).
 (c)(4)  Shareholders Agreement dated November 10, 1992 among Parent, Purchaser and Robert M. Merson (incorporated by references to Exhibit 5 to the
         Initial Statement on Schedule 13D of Parent et al. dated November 25,
         1992).
 (c)(5)  Registration Rights Agreement dated November 12, 1992 between Parent and Company (incorporated by reference to Exhibit 6 to the Initial
         Statement on Schedule 13D of Parent et al. dated November 25, 1992).
 (c)(6)  Purchase Agreement dated December 10, 1993 among Parent, Purchaser and
         Company (incorporated by reference to Exhibit 7 to Amendment No. 2 to
         Schedule 13D of Parent et al. dated June 24, 1994).
 (c)(7)  Amendment No. 1 to Investment Agreement dated March 1, 1994 among
         Parent, Purchaser and Company (incorporated by reference to Exhibit 8 to Amendment No. 2 to Schedule 13D of Parent et al. dated June 24,
         1994).
 (c)(8)  Services Agreement dated as of November 1, 1995 between Parent and
         Company (incorporated by reference to Exhibit 10.7 to Form 10-K of
         Company for 1995).

 EXHIBIT
   NO.   EXHIBIT NAME
 ------- ------------
 (c)(9)  Form of Stock Option Agreement (incorporated by reference to Exhibit
         10.2 to Form 10-K of Company for 1995).
 (g)(1)  Complaint Filed in Appleby v. Rexel Inc. et al. (Supreme Court of the
         State of New York, County of New York, filed August 29, 1997).
 (g)(2)  Complaint Filed in 7547 Partners v. Chareyre et al. (Supreme Court of
         the State of New York, County of New York, filed August 29, 1997).
 (g)(3)  Complaint Filed in Parnes v. Rexel S.A. et al. (Supreme Court of the
         State of New York, County of New York, filed September 2, 1997).
 (g)(4)  Complaint Filed in Deital v. Chareyre et al. (Supreme Court of the
         State of New York, County of New York, filed September 2, 1997).
 (g)(5)  Complaint Filed in Shave v. Chareyre et al. (Supreme Court of the
         State of New York, County of New York, filed September 2, 1997).
 (g)(6)  Complaint Filed in Maurer and Rand v. Chareyre (Supreme Court of the
         State of New York, County of New York, filed September 3, 1997).
 (g)(7)  Complaint Filed in Black v. Rexel, Inc. et al. (Supreme Court of the
         State of New York, County of New York, filed September 4, 1997).
 (g)(8)  Complaint Filed in Tepper v. Chareyre et al. (Supreme Court of the
         State of New York, County of New York, filed September 12, 1997).

                                       2